Exhibit 21.1

SUBSIDIARIES OF SUN COUNTRY AIRLINES HOLDINGS, INC.

Name	Jurisdiction of Incorporation
SCA Acquisition Intermediate, LLC	Delaware
SCA Acquisition, LLC	Delaware
Sun Country, Inc.	Minnesota